UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579202

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Part II to Schedule 13D

This Amendment No. 16 to Schedule 13D (this “Amendment No. 16”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (the “Class B Common”) of NACCO Industries, Inc. (the “Issuer”) held by Rankin Associates I, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Amended and Restated Schedule 13D filed by the Reporting Persons on March 27, 2002 (the “Initial Filing”), as amended on October 24, 2002 (the “Amendment No. 1”), as further amended on February 17, 2004 (the “Amendment No. 2”), as further amended on February 15, 2005 (the “Amendment No. 3”), as further amended on February 14, 2006 (the “Amendment No. 4”), as further amended on February 13, 2008 (the “Amendment No. 5”), as further amended on February 16, 2010 (the “Amendment No. 6”), as further amended on February 14, 2011 (the “Amendment No. 7”), as further amended on February 14, 2012 (the “Amendment No. 8”), as further amended on February 14, 2013 (the “Amendment No. 9”), as further amended on February 14, 2014 (the “Amendment No. 10”), as further amended on February 13, 2015 (the “Amendment No. 11”), as further amended on February 14, 2017 (the “Amendment No. 12”), as further amended on February 13, 2018 (the “Amendment No. 13”), as further amended on February 12, 2021 (the “Amendment No. 14”) and as further amended on February 11, 2022 (the “Amendment No. 15” and, collectively, the “Filings”). This Amendment No. 16 reflects the beneficial ownership of shares of Class B Common by the Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Effective February 10, 2023, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Amended and Restated Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Fourth Amendment to the Amended and Restated Stockholders’ Agreement is attached hereto as Exhibit 30 and is incorporated herein in its entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 30	Fourth Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 10, 2023, by and between the Depository, the Issuer, the new Participating Stockholders and the Participating Stockholders (incorporated by reference to Exhibit 67 filed with Amendment No. 29 to the Statement on Schedule 13D, filed by the Reporting Persons named therein on February 10, 2023, Commission File Number 005-38001).

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

Name: Rankin Associates I, L.P.

By: Main Trust of Alfred M. Rankin, Jr., created under the Agreement, dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., as Trustee

REPORTING PERSONS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself and as:

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Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for BTR 2012 GST for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST for Thomas P. Rankin *
Attorney-in-Fact for BTR 2012 GST for Helen R. Butler *
Attorney-in-Fact for BTR 2012 GST for Elisabeth M. Rankin*
Attorney-in-Fact for BTR 2012 GST for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST for Anne F. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Helen R. Butler*
Attorney-in-Fact for BTR 2020 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2020 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Thomas P.K. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2020 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2020 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2020 GST Trust for Anne F. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*
Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 26 of the Filings.